Exhibit 99.1
Similarweb Appoints Harel Beit-On as Chairman of its Board of Directors

TEL AVIV, Israel — March 26, 2026 -- Similarweb Ltd. (NYSE: SMWB), a leading digital market intelligence company, today announced the appointment of Harel Beit-On as Chairman of its Board of Directors. Mr. Beit-On has served as a member of Similarweb’s Board since 2017 and brings more than 30 years of experience in leadership positions and investment in technology companies. A co-founder and General Partner of the Viola Group, Mr. Beit-On has a strong investment track record as well as a long standing familiarity with Similarweb.

Or Offer, Founder and CEO of Similarweb, said, “Harel has been a trusted advisor, mentor, and partner to me and to Similarweb over many years. As AI transforms how decisions are made across every industry, we believe Similarweb is uniquely positioned to become a foundational data layer powering this shift. Harel’s perspective, and ten years working closely with the company positions him really well for the role.”

“I am honored to assume the role of Chairman and to continue working closely with Or and the Similarweb leadership team. Similarweb has built a unique and highly valuable digital data asset that provides critical insights to customers worldwide. I firmly believe that we are only beginning to realize the opportunity this data asset provides in the age of AI”, Harel Beit-On said. He added ”I plan to support Similarweb’s strategic growth plans and its focus on generating long term shareholder value.”

Mr. Beit-On is one of the co-founders of the Viola Group and Founder of Viola Growth, where he serves as General Partner. He previously served as CEO, President and Chairman of Tecnomatix, leading the company through its sale to UGS. He also served as the Chairman of ECtel (NASDAQ: ECTX) and as Chairman of Lumenis (NASDAQ: LUME). He currently sits on the boards of several technology companies. Mr. Beit-On holds a B.A. in Economics from The Hebrew University of Jerusalem and an MBA from the MIT Sloan School of Management.

About Similarweb

Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

Press:
David F. Carr
Similarweb
david.carr@similarweb.com

Investors:
Rami Myerson
Similarweb
rami.myerson@similarweb.com

Exhibit 99.1
Disclaimer: All names, brands, trademarks, and registered trademarks are the property of their respective owners. The data, reports, and other materials provided or made available by Similarweb consist of or include estimated metrics and digital insights generated by Similarweb using its proprietary algorithms, based on information collected by Similarweb from multiple sources using its advanced data methodologies. Similarweb shall not be responsible for the accuracy of such data, reports, and materials and shall have no liability for any decision made or action taken by any third party based in whole or in part on such data, reports, and materials.